(Reference Translation)

(For reference)

May 8, 2013

Toyota Motor Corporation

Holding of Ordinary General Shareholders’ Meeting

1. Date and time:	10:00 a.m., Friday, June 14, 2013

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

Reports:

Reports on business review, unconsolidated and consolidated financial statements for the 109th term (April 1, 2012 through March 31, 2013) and report by accounting auditors and the audit & supervisory board on the audit results of the consolidated financial statements for the 109th term.

Resolutions:

Proposed Resolution 1:	Distribution of Surplus

Proposed Resolution 2:	Election of 16 Directors

Proposed Resolution 3:	Partial Amendment of the Articles of Incorporation

Proposed Resolution 4:	Payment of Executive Bonuses